                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*



                         Robotic Vision Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  771074-10-1
                        ------------------------------
                                (CUSIP Number)


                               February 19, 1999
            -------------------------------------------------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 21 Pages

  ---------------------                                     ------------------
  CUSIP No. 771074-10-1               13G                   Page 2 of 21 Pages
  ---------------------                                     ------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Name Citadel Limited Partnership
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
                          0
                   -----------------------------------------------------------
                          SHARED VOTING POWER
    NUMBER OF        6.
      SHARES              7,000 Prepaid Common Stock Purchase Warrants
   BENEFICIALLY           (exercisable into 1,741,294 Shares of Common Stock)*
     OWNED BY             376,923 Incentive Stock Purchase Warrants (exercisable
       EACH               into 376,923 Shares of Common Stock)
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          7.
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.
      CERTAIN SHARES*                                               [_]
 ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Up to 7.9% as of the date of filing of this statement. Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                        PN; HC
------------------------------------------------------------------------------

*Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer.

                              Page 2 of 21 Pages

--------------------------------------------------------------------------------

------------------------                               ----------------------
  CUSIP NO. 771074-10-1           13G                    Page 3 of 21 Pages
------------------------                               ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON
      Name GLB Partners. L.P.


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.         Delaware Limited Partnership
            U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.         0

                   -----------------------------------------------------------
     NUMBER OF            SHARED VOTING POWER
      SHARES         6.   7,000 Prepaid Common Stock Purchase Warrants
   BENEFICIALLY           (exercisable into 1,741,294 Shares of Common Stock)*
     OWNED BY             376,923 Incentive Stock Purchase Warrants
       EACH               (exercisable into 376,923 Shares of Common Stock)
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          7.           0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.   See Item 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.   See Item 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.   CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.   Up to 7.9% as of the date of filing of this statement.
      (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.                     PN;HC


------------------------------------------------------------------------------

*Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer.

                              Page 3 of 21 Pages

  CUSIP NO.  771074-10-1                13G                     4 OF 21 PAGES
--------------------------                                    -----------------

===============================================================================
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                 a              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware Limited Liability Company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          7,000 Prepaid Common Stock Purchase Warrants
     OWNED BY (exercisable into 1,741,294 Shares of Common Stock)/*/ 376,923 Incentive Stock Purchase
       EACH               Warrants (exercisable into 376,923 Shares of Common
                          Stock)
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         7

       WITH                     0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8

                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Up to 7.9% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in Item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

                        OO; HC
------------------------------------------------------------------------------

* Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer.

                              Page 4 of 21 Pages

  CUSIP NO.  771074-10-1                13G PAGE                5 OF 21 PAGES
--------------------------                                    -----------------

===============================================================================
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Kenneth Griffin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          7,000 Prepaid Common Stock Purchase Warrants
     OWNED BY             (exercisable into
                          1,741,294 Shares of Common Stock)/*/
       EACH 376,923 Incentive Stock Purchase Warrants (exercisable into 376,923 Shares of Common Stock)
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         7

       WITH                     0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8

                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Up to 7.9% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in Item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

                        IN
------------------------------------------------------------------------------

/*/Prepaid Common Stock Warrants also accrued premiums, payable in cash or common stock, at the discretion of the Issuer.

                              Page 5 of 21 Pages

  CUSIP NO.  771074-10-1               13G                 PAGE 6 OF 21 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Wellington Partners Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
          Illinois Limited Partnership
          U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
                            0
     NUMBER OF
                  -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
                     6.
   BENEFICIALLY           2,450 Prepaid Common Stock Purchase Warrants
                          (exercisable into 609,453 Shares of Common Stock)*/
     OWNED BY                                                              -
                          131,923 Incentive Stock Purchase Warrants (exercisable
       EACH               into 131,923 Shares of Common Stock)
                  -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     7.
      PERSON                0

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.   See Item 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Up to 2.9% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                 PN;HC
------------------------------------------------------------------------------

*/
-Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer.

                              Page 6 of 21 Pages

  CUSIP NO.  771074-10-1               13G                 Page 7 of 21 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Wingate Capital Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Cayman Islands Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    2,450 Prepaid Common Stock Purchase Warrants
                          (exercisable into 609,453 Shares of Common Stock)*/
     OWNED BY                                                              -
                          131,923 Incentives Stock Purchase Warrants
                          (exercisable into 131,923 Shares of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Up to 2.9% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                        CO
------------------------------------------------------------------------------


*/Prepaid Common Stock Warrants also accrue premiums, payable in cash or common
- stock, at the discretion of the Issuer.

                              Page 7 of 21 Pages

------------------------------------------------------------------------------

--------------------------                             -----------------------
  CUSIP NO.  771074-10-1             13G                  Page 8 of 21 Pages
--------------------------                             -----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Name Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Bermuda Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
                                0

                   -----------------------------------------------------------
     NUMBER OF            SHARED VOTING POWER
      SHARES         6.   4,550 Prepaid Common Stock Purchase Warrants
   BENEFICIALLY           (exercisable into 1,131,841 Shares of Common Stock)*
     OWNED BY             245,000 Incentive Stock Purchase Warrants
       EACH               (exercisable into 245,000 Shares of Common Stock)
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          7.         0

                     -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.   See Item 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.   See Item 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.   CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11. Up to 5.3% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of
      February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.                      CO
------------------------------------------------------------------------------

*Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer.

                              Page 8 of 21 Pages

  CUSIP NO.  771074-10-1               13G                 Page 9 of 21 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Fisher Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

            Cayman Islands Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,550 Prepaid Common Stock Purchase Warrants
                          (exercisable into 1,131,841 Shares of Common Stock)*
     OWNED BY                                                                -
                          245,000 Incentive Stock Purchase Warrants (exercisable
                          into 245,000 Shares of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Up TO 5.3% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                      CO
------------------------------------------------------------------------------

*/Prepaid Common Stock Warrants also accrue premiums, payable in cash or common
- stock, at the discretion of the Issuer.

                              Page 9 of 21 Pages

CUSIP No. 771074-10-1                      13G               Page 10 of 21 Pages

                                  SCHEDULE 13G
                                  ------------

Item 1(a)           Name of Issuer:   Robotic Vision Systems, Inc.


   1(b)  Address of Issuer's Principal Executive Offices:

                    425 Rabro Drive East
                    Hauppauge, NY 11788

Item 2(a)       Name of Person Filing
Item 2(b)       Address of Principal Business Office
Item 2(c)       Citizenship

                    Citadel Limited Partnership
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Illinois Limited Partnership

                    GLB Partners, L.P.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Delaware Limited Partnership

                    Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Delaware Limited Liability Company

                    Kenneth Griffin
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    U.S. Citizen

                              Page 10 of 21 Pages

CUSIP No. 771074-10-1                      13G               Page 11 of 21 Pages

                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Illinois limited partnership

                    Wingate Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Cayman Islands company

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Bermuda company

                    Fisher Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Cayman Islands company

   2(d)  Title of Class of Securities:

                    Common Stock, par value $0.01 per share

   2(e)  CUSIP Number:         771074-10-1


Item 3   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

                    Not applicable.

Item 4   Ownership:

                              Page 11 of 21 Pages

CUSIP No. 771074-10-1                   13G                  Page 12 of 21 Pages

CITADEL LIMITED PARTNERSHIP

   (a)   Amount beneficially owned:

7,000 Prepaid Common Stock Purchase Warrants (exercisable into 1,741,294 Shares of Common Stock)**
376,923 Incentive Stock Purchase Warrants (exercisable into 376,923 Shares of Common Stock)

   (b)   Percent of Class:

Up to 7.9% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.

GLB PARTNERS,  L.P.

   (a)   Amount beneficially owned:

7,000 Prepaid Common Stock Purchase Warrants (exercisable into 1,741,294 Shares of Common Stock)**
376,923 Incentive Stock Purchase Warrants (exercisable into 376,923 Shares of Common Stock)

                              Page 12 of 21 Pages

CUSIP No. 771074-10-1                  13G                  Page 13 of 21 Pages
   (b)   Percent of Class:

Up to 7.9% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.

CITADEL INVESTMENT GROUP, L.L.C.

   (a)   Amount beneficially owned:

7,000 Prepaid Common Stock Purchase Warrants (exercisable into 1,741,294 Shares of Common Stock)**
376,923 Incentive Stock Purchase Warrants (exercisable into 376,923 Shares of Common Stock)

   (b)   Percent of Class:

Up to 7.9% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

                              Page 13 of 21 Pages

Cusip No. 771074-10-1                13G                     Page 14 of 21 Pages

   (c) number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.

KENNETH GRIFFIN

   (a)   Amount beneficially owned:

7,000 Prepaid Common Stock Purchase Warrants (exercisable into 1,741,294 Shares of Common Stock)**
376,923 Incentive Stock Purchase Warrants (exercisable into 376,923 Shares of Common Stock)

   (b)   Percent of Class:

Up to 7.9% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

                              Page 14 of 21 Pages

Cusip No. 771074-10-1                13G                     Page 15 of 21 Pages

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.

WELLINGTON PARTNERS LIMITED PARTNERSHIP

   (a)   Amount beneficially owned:

2,450 Prepaid Common Stock Purchase Warrants (exercisable into 609,453 Shares of Common Stock)**
131,923 Incentive Stock Purchase Warrants (exercisable into 131,923 Shares of Common Stock)


   (b)   Percent of Class:

Up to 2.9% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.

                              Page 15 of 21 Pages

Cusip No. 771074-10-1                13G                     Page 16 of 21 Pages

WINGATE CAPITAL LTD.

   (a)   Amount beneficially owned:

2,450 Prepaid Common Stock Purchase Warrants (exercisable into 609,453 Shares of Common Stock)**
131,923 Incentive Stock Purchase Warrants (exercisable into 131,923 Shares of Common Stock)

   (b)   Percent of Class:

Up to 2.9% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.

KENSINGTON GLOBAL STRATEGIES FUND, LTD.

   (a)   Amount beneficially owned:

4,550 Prepaid Common Stock Purchase Warrants (exercisable into 1,131,841 Shares of Common Stock)**
245,000 Incentive Stock Purchase Warrants (exercisable into 245,000 Shares of Common Stock)

                              Page 16 of 21 Pages

Cusip No. 771074-10-1                13G                     Page 17 of 21 Pages


   (b)   Percent of Class:

Up to 5.3% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.


FISHER CAPITAL LTD.

   (a)   Amount beneficially owned:

4,550 Prepaid Common Stock Purchase Warrants (exercisable into 1,131,841 Shares of Common Stock)**
245,000 Incentive Stock Purchase Warrants (exercisable into 245,000 Shares of Common Stock)

   (b)   Percent of Class:

Up to 5.3% as of the date of filing of this statement. (Based on 24,875,913 Shares of Common Stock issued and outstanding as of February 18, 1999, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

                              Page 17 of 21 Pages

Cusip No. 771074-10-1                13G                     Page 18 of 21 Pages

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.


/**/     Prepaid Common Stock Purchase Warrants accrue premiums payable in cash or Common Stock, at the discretion of the Issuer. Certain securities reported herein are securities which the holders of such securities may acquire in the future through the exercise of Warrants for which they paid, in the aggregate, $7,000,000 ("Stated Value") as of February 19, 1999 ("Closing Date").

   As of any date after August 19, 1999 ("Exercise Date"), subject to the limitations described below, all or a portion of the Prepaid Common Stock Purchase Warrants may be exercised into a number of shares of Common Stock determined by dividing the Stated Value of such securities (plus, in the Issuer's discretion, an amount equal to any accrued but unpaid premiums due with respect to such securities) by the applicable exercise price ("Exercise Price"). The Exercise Price is equal to the lesser of (i) $4.02 ("Fixed Exercise Price") and (ii) 95% of the average of the three lowest closing bid prices (as reported on the Nasdaq National Market System) in the twenty consecutive trading day period ending on the trading day immediately preceding the Exercise Date ("Market Price"). As a result, if the Market Price is less than the Fixed Exercise Price, the Exercise Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Prepaid Common Stock Purchase Warrants may be exercised, and consequently the number of shares of such securities which the holders of such securities may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by the holders of such securities.

   In addition, the Incentive Stock Purchase Warrants may be exercised by the Reporting Persons into an equal number of shares of Common Stock at a fixed price of $4.02 per share at any time prior to February 19, 2004.

                              Page 18 of 21 Pages

Cusip No. 771074-10-1                13G                     Page 19 of 21 Pages

   None of the holders of the warrants reported herein may exercise such securities to the extent that, after giving effect to such exercise, through exercise of the warrants or otherwise, such holder (together with such holder's affiliates) would have acquired beneficial ownership of (as defined in Rule 13d-3, but excluding warrants other than that with respect to which such determination is made) a number of shares which, when added to the number of shares of Common Stock beneficially owned (as defined in Rule 13d-3, but excluding warrants other than that with respect to which such determination is made) at the beginning of the 60-day period ending on and including the date of such exercise, is in excess of 10.00% of the outstanding shares of the Issuer's Common Stock following such exercise during the 60-day period ending on and including such exercise date. Accordingly, the holders of such securities cannot be "beneficial owners" of more than 10.00% of the securities of Issuer within the meaning of Rule 13d-3 to the extent that the prohibitions in the foregoing sentence apply, and this Schedule shall not be construed as an admission that such holders of the securities reported herein are "beneficial owners" to such extent.

Item 5   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

Item 8   Identification and Classification of Members of the Group:
            Not Applicable.

Item 9   Notice of Dissolution of Group:
            Not Applicable.

Item 10  Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Page 19 of 21 Pages

CUSIP No. 72583K-10-9                   13G                 Page 20 of 21 Pages

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of March, 1999                /s/ Kenneth Griffin
                                                 ----------------------
                                                     Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                   CITADEL INVESTMENT GROUP, L.L.C.

By:      GLB Partners, L.P.,                  By: /s/ Kenneth Griffin
                                                 -------------------------------
         its General Partner                      Kenneth Griffin, President

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
    -------------------
    Kenneth Griffin, President

GLB PARTNERS, L.P.                               WINGATE CAPITAL LTD.

By: Citadel Investment Group, L.L.C.,     By: Citadel Limited Partnership,
    its General Partner                       its Trading Manager

By: /s/ Kenneth Griffin                   By: GLB Partners, L.P.,
    -------------------                       its General Partner
    Kenneth Griffin, President

                                          By: Citadel Investment Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Kenneth Griffin
                                              Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED                FISHER CAPITAL LTD.
PARTNERSHIP

By: Citadel Limited Partnership,           By: Citadel Limited Partnership,
    its General Partner                        its Trading Manager

By: GLB Partners, L.P.,                    By: GLB Partners, L.P.,
    its General Partner                        its General Partner

By: Citadel Investment Group, L.L.C.,      By: Citadel Investment Group, L.L.C.,
    its General Partner                        its General Partner

By:  /s/ Kenneth Griffin                                By: /s/ Kenneth Griffin
   ---------------------------------               -----------------------------
   Kenneth Griffin, President                      Kenneth Griffin, President


                              Page 20 of 21 Pages

  CUSIP NO. 72583K-10-9                 13G                PAGE 21 OF 21 PAGES
-------------------------                                -----------------------

KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
    -------------------------------
   Kenneth Griffin, President

                              Page 21 of 21 Pages